ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated November 13, 2013

Leverage and Income	ETRACS

ETRACS Monthly Pay 2xLeveraged Diversified High Income ETN

Profile		ETN Ticker: DVHL
Issuer	UBS AG	Key Features
Issuer Credit Rating[1]	A2 (Moody’s); A (S&P); A (Fitch)

–  Monthly compounded 2x leveraged exposure to the NYSE® Diversified High Income Index, an index comprised of a diversified portfolio of 138 publicly-traded, income-producing securities.

–  Significant income potential in the form of a variable monthly coupon linked to 2 times the net cash distributions, if any, on the Index constituents.

–  Leverage that is reset monthly, not daily.

Underlying Index	NYSE® Diversified High Income Index
Index Ticker	NYDVHI
Leverage	2x leverage with monthly reset
Income Potential	Variable monthly coupon
2x Index Yield[2]	13.63%
Initial trade date	11/12/2013
Maturity date	11/12/2043
Annual Tracking Rate	0.85%, accrued on a daily basis
Primary exchange	NYSE Arca®
CUSIP	90270L859

About the ETN

The ETRACS Diversified High Income ETN (NYSE: DVHL) (“DVHL” or the “ETN”) is an exchange-traded note linked to the monthly compounded 2x leveraged performance of the NYSE® Diversified High Income Index, reduced by the Accrued Fees. DVHL has been approved for listing on the NYSE Arca® exchange (subject to official notice of issuance), is denominated in USD, and pays a USD-denominated variable monthly coupon linked to 2 times the net cash distributions, if any, on the Index constituents.

Exchange-traded notes are senior, unsecured, unsubordinated debt securities that provide investors with exposure to the total returns of various market indices, including those linked to stocks, bonds, commodities and/or currencies, less investor fees. ETRACS offers innovative investment products with easy access to markets and strategies that may not be readily available in the existing marketplace.

About the Underlying Index

The NYSE® Diversified High Income Index (the “Index”) measures the performance of a diversified basket of 138 publicly-traded securities that historically pay significant dividends or distributions (referred to herein as “dividends”). According to the Index sponsor, NYSE Group, Inc., the Index’s features and construction seek to highlight income, while the diversification of the Index constituent sectors seeks to reduce price volatility. The Index methodology incorporates minimum free float market capitalization, as well as dividend yield, liquidity and asset class and sector weighting requirements. The Index is rebalanced quarterly to maintain the sector target weightings set forth in Table 1 below. The Index is a price return index (i.e., the reinvestment of dividends is not reflected in the Index; rather, any net cash distributions on the Index constituents are reflected in the variable monthly coupon that may be paid to investors of the ETN). The Index was created on August 20, 2013 and, therefore, has no performance history prior to that date.

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ETRACS Monthly Pay 2xLeveraged Diversified High Income ETN

Table 1 – Asset Classes, Sectors and Sector Target Weightings

Asset Class	Asset Class Weighting	Sector	Sector Securities	Number of Constituents	Sector Target Weighting
Equities	60.00%	Business Development Companies	Business Development Companies	15	15.00%
		Energy MLPs	Energy MLPs	25	15.00%
		Mortgage REITs	Mortgage REITs	15	7.50%
		REITs	REITs	20	7.50%
		U.S.-listed Equities	U.S.-listed Equities	50	7.50%
		International Equities	International Equities ETFs	4	7.50%
Fixed Income, Bonds and Related Assets	40.00%	Municipal Bonds	Municipal Bond ETFs	3	10.00%
		High Yield Bonds	High Yield Bond ETF	1	10.00%
		Emerging Markets Bonds	Emerging Markets Bond ETF	1	10.00%
		Preferred Stock	Preferred Stock ETFs	4	10.00%

Source: NYSE Group, Inc.

Target Sector Weightings

Source: NYSE Group, Inc.

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ETRACS Monthly Pay 2xLeveraged Diversified High Income ETN

Index Constituents

Top 10 Index Constituents

Name	% Weight
PowerShares Emerging Markets Sovereign Debt ETF	10.23%
iShares iBoxx $ High Yield Corporate Bond ETF	9.91%
iShares US Preferred Stock ETF	6.94%
Market Vectors High Yield Municipal Index ETF	4.97%
Ares Capital Corp	4.05%
Energy Transfer Partners LP	4.05%
iShares International Select Dividend ETF	3.89%
PowerShares Insured National Municipal Bond ETF	3.74%
Prospect Capital Corp	2.56%
American Capital Agency Corp	2.37%
Source: NYSE Group Inc., as of October 31, 2013.

Benefits of Investing

–	Significant monthly income potential in the form of a variable coupon linked to 2 times the net cash distributions, if any, on the Index constituents.
–	2x leveraged exposure to an index that offers diversification across geographic regions (e.g., emerging market bonds and international equities) and across asset classes and sectors (e.g., equities, fixed income, MLPs, BDCs, REITs, preferred stock, high yield bonds, etc.).
–	Leverage that is reset monthly, not daily.
–	Convenience of an exchange-traded security.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged Diversified High Income ETN

Selected Risk Considerations

An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the applicable product supplement and pricing supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

–	You may lose some or all of your investment - The ETNs are exposed to two times any monthly decline in the level of the Index. The monthly compounded leveraged return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees and Redemption Fee, if applicable, less any Coupon Amounts and Stub Reference Distribution Amount, if any, in order for you to receive an aggregate amount over the term of the ETNs equal to your initial investment in the ETNs. If the monthly compounded leveraged return of the Index is insufficient to offset such negative effect, or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at maturity or call, or upon early redemption or acceleration.
–	Correlation and compounding risk - A number of factors may affect the ETN’s ability to achieve a high degree of correlation with the performance of the Index, and there can be no guarantee that the ETN will achieve a high degree of correlation. Because the Current Principal Amount is reset monthly, you will be exposed to compounding of monthly returns. As a result, the performance of the ETNs for periods greater than one month is likely to be either greater than or less than the Index performance times the leverage factor of two, before accounting for Accrued Fees and the Redemption Fee, if any. In particular, significant adverse monthly performances of your ETNs may not be offset by subsequent beneficial monthly performances of equal magnitude.
–	Leverage risk - The ETNs are two times leveraged long with respect to the Index, which means that you may benefit two times from any positive, but will be exposed to two times any negative, monthly performance of the Index, before accounting for the Accrued Fees and Redemption Fee, if any.
–	Market risk - The return on the ETNs, which may be positive or negative, is linked to the monthly compounded leveraged return on the Index as measured by the Index Factor, and which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the Index constituents or the markets generally.
–	Credit of issuer - The ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or call, or upon acceleration or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETNs prior to maturity or call, or upon acceleration or upon early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.
–	You are not guaranteed a coupon payment; and, Coupon Amounts, if any, will be based on the net cash distributions made by the Index constituents - You will not receive a coupon payment on a Coupon Payment Date if the Index constituents do not make any net cash distributions during the relevant period. In addition, any Coupon Amount will be based on the net, rather than gross, cash distributions (if any) made by the Index constituents. Such net cash distributions (if any) will reflect withholding taxes with respect to the non-U.S. Index constituents, which may result in a lower Coupon Amount (if any) than if the Coupon Amount were based on gross cash distributions (if any) on the Index constituents.
–	A trading market for the ETNs may not develop - Although the ETNs have been approved for listing on NYSE Arca, subject to official notice of issuance, there is no guarantee that a liquid trading market for the ETNs will develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of the ETNs shown on the cover of the applicable pricing supplement. We may suspend or cease sales of the ETNs at any time, at our discretion. Therefore, the liquidity of the ETNs may be limited.
–	The ETNs may not provide a hedge against price and/or value decreases or increases - The ETNs may not provide a hedge against a decrease or increase in the price and/or value of any asset, sector or index.
–	Limited Performance History - The Index was created on August 20, 2013. As a result, the Index has a limited performance history. It is uncertain how the Index will perform in the future.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged Diversified High Income ETN

–	Minimum redemption amount - You must elect to redeem at least 50,000 of the ETNs for UBS to repurchase your ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors to reach this minimum requirement and there can be no assurance that they can or will do so. Therefore, the liquidity of the ETNs may be limited.
–	Your redemption election is irrevocable - You will not be able to rescind your election to redeem your ETNs after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the Redemption Amount is determined on the Redemption Valuation Date.
–	Potential automatic acceleration - In the event the indicative value of the ETNs is equal to $5.00 or less on any Trading Day or decreases 60% in value from the closing indicative value of the ETNs on the previous Monthly Valuation Date, the ETNs will be automatically accelerated and mandatorily redeemed by UBS and you will receive a cash payment equal to the Acceleration Amount as determined during the applicable Measurement Period. The Acceleration Amount you receive on the Acceleration Settlement Date may be significantly less than $5.00 per Security and may be zero if the price of the ETNs continues to decrease during trading on one or more Trading Days during such Measurement Period.
–	Uncertain tax treatment - Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
–	Owning the ETNs is not the same as owning the Index constituents or the ETF constituents – The return on your ETNs may not reflect the return you would realize if you actually owned any of the MLPs, BDCs, REITs, equities or ETFs underlying the Index or the securities underlying the ETFs.
–	UBS’s Call Right - UBS may redeem all outstanding ETNs at any time on or after November 17th, 2014, as described under “General Terms of the Securities - UBS’s Call Right” in the ETRACS Prospectus. If UBS exercises its Call Right, the Call Settlement Amount may be less than the Principal Amount of your ETNs.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged Diversified High Income ETN

Footnotes

1 The issuer credit rating as of October 31, 2013 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETN) and is not indicative of the market risk associated with the ETN. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETN other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETN.

2 This figure is equal to 2 times the Index Yield calculated as of October 31, 2013 by the sponsor of the Index, NYSE Group, Inc. Because the Index Yield does not reflect withholding taxes, and the variable monthly coupon that may be paid by the ETN, if any, is calculated using the cash distributions on the Index constituents that may be subject to withholding taxes (i.e., the net cash distributions), the yield of the ETNs will always be less than 2 times the Index Yield. Investors are not guaranteed any coupon or distribution amount under the ETN.

Disclosures

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement and applicable pricing supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, you can request the product supplement and applicable pricing supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC.

The NYSE® Diversified High Income Index is a service mark of NYSE Euronext or its affiliates (“NYSE Euronext”) and has been licensed for use by UBS AG in connection with the ETNs. The ETNs are not sponsored, endorsed, sold or promoted by NYSE Euronext. NYSE Euronext makes no representations or warranties regarding the ETNs or the ability of the Index to track the general stock market performance.

NYSE EURONEXT MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE OR ANY DATA INCLUDED THEREIN. IN NO EVENT SHALL NYSE EURONEXT HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2013. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

For questions or additional information about ETRACS

Contact us	ETRACS Investor Service Center: +1-877-387-2275	Email: etracs@ubs.com
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